

Mail Stop 4631

December 10, 2009

By U.S. Mail

Glenn E. Deegan
Vice President, Legal & Human Resources, General Counsel and Secretary
Altra Holdings, Inc.
300 Granite Street
Suite 201
Braintree, MA 02184

Re: Altra Holdings, Inc.
 Amendment No. 1 to Registration Statement on Form S-1
 Filed December 7, 2009
 File No. 333-162511

Dear Mr. Deegan:

 We have reviewed your filing and have the following comment.

Exhibit 5.1 – Legal Opinion of Holland and Knight LLP

1. We note your response to comment 15 in our letter dated November 10, 2009 and
 counsel's revised opinion. With respect to the depositary shares, counsel's opinion
 provides that the shares will be validly issued but counsel's opinion does not provide that
 the shares will entitle the holders thereof to the rights specified in the depositary
 agreement. Please have counsel revise its opinion to also provide that the shares will
 entitle the holders thereof to the rights specified in the depositary agreement.

 *   *   *

 As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

Please contact Dieter King, staff attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert J. Grammig, Esq. (Via Facsimile 305-789-7799)
       Rodney H. Bell, Esq. (Via Facsimile 305-789-7799)